HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30, 2026 and 2025

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Revenues
Distribution (includes related party revenues of $103 and $207 (2025 - $111 and $222) for the three and six months ended June 30, respectively) (Note 23)	1,619	1,434	3,589	3,195
Transmission (includes related party revenues of $662 and $1,321 (2025 - $614 and $1,236) for the three and six months ended June 30, respectively) (Note 23)	668	622	1,332	1,258
	2,287	2,056	4,921	4,453

Costs
Purchased power (includes related party costs of $628 and $1,776 (2025 - $459 and $1,389) for the three and six months ended June 30, respectively) (Note 23)	1,071	899	2,495	2,119
Operation, maintenance and administration (Note 23)	317	307	634	627
Depreciation, amortization and asset removal costs (Note 4)	277	285	547	546
	1,665	1,491	3,676	3,292

Income before financing charges, equity income (loss) and income tax expense	622	565	1,245	1,161
Financing charges (Note 5)	180	165	355	327
Equity income (loss) (Note 12)	3	—	(7)	—

Income before income tax expense	445	400	883	834
Income tax expense (Note 6)	69	64	111	133
Net income	376	336	772	701

Other comprehensive income (loss)	(7)	2	(6)	1
Comprehensive income	369	338	766	702

Net income attributable to:
Noncontrolling interest	4	2	7	5
Common shareholder	372	334	765	696
	376	336	772	701

Comprehensive income attributable to:
Noncontrolling interest	4	2	7	5
Common shareholder	365	336	759	697
	369	338	766	702

Basic earnings per common share (Note 20)	$2,615	$2,348	$5,378	$4,893

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
As at June 30, 2026 and December 31, 2025

As at (millions of Canadian dollars)	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	602	521
Accounts receivable (Note 7)	1,094	1,071
Due from related parties	699	679
Other current assets (Note 8)	178	126
	2,573	2,397

Property, plant and equipment (Note 9)	32,293	31,309
Other long-term assets:
Regulatory assets (Note 11)	4,013	3,857
Deferred income tax assets	14	11
Intangible assets (Note 10)	626	650
Goodwill	373	373
Other assets (Note 12)	1,077	975
	6,103	5,866
Total assets	40,969	39,572

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	100	100
Long-term debt payable within one year (Notes 15 & 16)	425	925
Accounts payable and other current liabilities (Note 13)	1,906	2,059
Due to related parties	270	540
	2,701	3,624

Long-term liabilities:
Long-term debt (Notes 15 & 16)	19,079	17,668
Regulatory liabilities (Note 11)	1,859	1,621
Deferred income tax liabilities	2,048	1,799
Other long-term liabilities (Note 14)	1,852	1,804
	24,838	22,892
Total liabilities	27,539	26,516

Contingencies and Commitments (Notes 25 & 26)
Subsequent Events (Note 28)

Noncontrolling interest subject to redemption	19	19

Equity
Common shares (Note 18)	2,957	2,957
Retained earnings	10,371	10,016
Accumulated other comprehensive loss	(21)	(15)
Hydro One shareholder’s equity	13,307	12,958

Noncontrolling interest (Note 22)	104	79
Total equity	13,411	13,037
	40,969	39,572

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended June 30, 2026 and 2025

Six months ended June 30, 2026 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2026	2,957	10,016	(15)	12,958	79	13,037
Net income	—	765	—	765	6	771
Other comprehensive loss	—	—	(6)	(6)	—	(6)
Distributions to noncontrolling interest	—	—	—	—	(5)	(5)
Contributions from sale of noncontrolling interest (Note 22)	—	—	—	—	24	24
Dividends on common shares (Note 19)	—	(410)	—	(410)	—	(410)
June 30, 2026	2,957	10,371	(21)	13,307	104	13,411

Six months ended June 30, 2025 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2025	2,957	9,454	(18)	12,393	65	12,458
Net income	—	696	—	696	4	700
Other comprehensive income (loss)	—	—	1	1	—	1
Distributions to noncontrolling interest	—	—	—	—	(6)	(6)
Contributions from sale of noncontrolling interest	—	—	—	—	8	8
Dividends on common shares (Note 19)	—	(394)	—	(394)	—	(394)
June 30, 2025	2,957	9,756	(17)	12,696	71	12,767

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30, 2026 and 2025

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2026	2025	2026	2025
Operating activities
Net income	376	336	772	701
Environmental expenditures	(1)	—	(1)	(1)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	245	229	491	459
Regulatory assets and liabilities	34	16	40	71
Deferred income tax expense	42	36	82	71
Other	4	5	22	5
Changes in non-cash balances related to operations (Note 24)	(28)	(11)	(346)	(192)
Net cash from operating activities	672	611	1,060	1,114

Financing activities
Long-term debt issued	1,373	—	1,373	—
Long-term debt repaid	—	(350)	(500)	(750)
Short-term notes issued	925	2,065	1,725	3,140
Short-term notes repaid	(1,425)	(1,350)	(1,725)	(1,965)
Dividends paid (Note 19)	(211)	(207)	(410)	(394)
Distributions paid to noncontrolling interest	(3)	(2)	(6)	(7)
Contributions received from sale of noncontrolling interest (Note 22)	—	8	24	8
Costs to obtain financing	(10)	(1)	(10)	(1)
Net cash from financing activities	649	163	471	31

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(656)	(783)	(1,342)	(1,401)
Intangible assets	(15)	(8)	(26)	(29)
Additions to future use assets	(60)	(43)	(126)	(102)
Proceeds from sale of equity investments (Note 12)	—	—	30	—
Investment in equity investees (Note 12)	—	—	—	(261)
Capital contributions received	—	—	—	4
Other	7	1	14	2
Net cash used in investing activities	(724)	(833)	(1,450)	(1,787)

Net change in cash and cash equivalents	597	(59)	81	(642)
Cash and cash equivalents, beginning of period	5	107	521	690
Cash and cash equivalents, end of period	602	48	602	48

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and six months ended June 30, 2026 and 2025

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The businesses of Hydro One are comprised of the following three segments:
•The Transmission segment consists of owning and operating Hydro One’s transmission system which transmits high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid. The transmission business consists of the transmission system operated by Hydro One’s rate-regulated subsidiaries, Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP (HOSSM), an approximate 66% interest in B2M Limited Partnership (B2M LP), an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP), and an approximate 50% (December 31, 2025 - 80%) interest in Chatham x Lakeshore Limited Partnership (CLLP). The Transmission segment also includes Hydro One Network’s approximate 40% (December 31, 2025 - 48%) minority interest in the East-West Tie Limited Partnership (EWT LP).
•The Distribution segment owns and operates Hydro One’s distribution system which delivers electricity to end customers and certain other municipal electricity distributors within Ontario. The distribution business consists of the distribution systems operated by Hydro One's rate-regulated subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
•The Other segment consists of certain corporate activities and is not rate-regulated.
Earnings for interim periods are impacted by seasonal weather conditions affecting customer demand, market pricing, and the timing of regulatory decisions.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (U.S.) generally accepted accounting principles (GAAP) for interim financial statements and all financial information is presented in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2025, with the exception of the adoption of new accounting standards as described in Note 3 - New Accounting Pronouncements. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to fairly reflect the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2025.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2025-05	July 2025	The amendments allow all entities to use a practical expedient when estimating expected credit losses for current accounts receivable and contract assets under Topic 606, by assuming that current conditions as of the balance sheet date remain unchanged over the asset’s life. Additionally, entities other than public business entities that elect this expedient may adopt an accounting policy to consider post–balance sheet date collection activity in their credit loss estimates.	Annual and interim periods beginning after December 15, 2025.	No impact upon adoption

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-03	May 2025	The amendments require entities to apply the guidance for identifying the accounting acquirer in transactions where a business that qualifies as a Variable Interest Entity is acquired through the exchange of equity interests.	Annual and interim periods beginning after December 15, 2026.	No impact upon adoption
ASU 2025-06	September 2025	The amendments modernize accounting for internal-use software by removing outdated development stage references and introducing a capitalization threshold based on management authorization and project completion probability.	Annual and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-09	November 2025	The amendments expand hedge-accounting eligibility and better align the guidance with common risk‑management practices. Key updates allow grouping forecasted transactions with similar exposure, simplify hedging of choose‑your‑rate variable‑rate debt, and broaden eligibility for hedging nonfinancial components. The guidance modernizes treatment of certain option‑based derivatives and resolves mismatches in dual hedge relationships.	Annual and interim periods beginning after December 15, 2026.	Under assessment
ASU 2025-10	December 2025	The amendments establish authoritative GAAP for government grants, setting recognition, measurement, presentation, and disclosure requirements.	Annual and interim periods beginning after December 15, 2028.	Under assessment
ASU 2025-11	December 2025	The amendments clarify interim reporting by establishing a complete list of required GAAP interim disclosures. They introduce a disclosure principle requiring entities to report material events occurring after the annual reporting period. The Update also clarifies types of interim reports and the form and content of interim financial statements. Overall, the changes enhance clarity and consistency without altering existing disclosure requirements.	Interim reporting periods within annual reporting periods beginning after December 15, 2027.	Under assessment
ASU 2025-12	December 2025	The amendments clarify existing guidance, correct errors, and introduce minor improvements to numerous Codification Topics, thereby making the requirements easier for entities to understand and apply.	Annual and interim periods beginning after December 15, 2026.	Under assessment
ASU 2026-02	May 2026	The amendments establish authoritative guidance on the accounting and disclosure of environmental credits and environmental credit obligations. The guidance establishes a consistent framework for recognizing, measuring, presenting, and disclosing environmental credits and related compliance obligations arising from regulatory compliance programs. Overall, the changes improve comparability, transparency, and consistency in financial reporting.	Annual and interim periods beginning after December 15, 2027.	Under assessment

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2026	2025	2026	2025
Depreciation of property, plant and equipment	221	207	444	415
Amortization of intangible assets	23	22	46	43
Amortization of regulatory assets	1	—	1	1
Depreciation and amortization	245	229	491	459
Asset removal costs	32	56	56	87
	277	285	547	546
5.    FINANCING CHARGES

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2026	2025	2026	2025
Interest on long-term debt	202	179	396	356
Interest on regulatory accounts	5	6	10	13
Interest on short-term notes	4	6	5	9
Realized loss on cash flow hedges (Note 16)	1	1	3	2
Other	3	3	8	6
Less: Interest capitalized on construction and development in progress	(31)	(27)	(60)	(51)
Interest earned on cash and cash equivalents	(4)	(3)	(7)	(8)
	180	165	355	327
6.    INCOME TAXES
As a rate-regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or deferred income tax regulatory liabilities, with an offset to deferred income tax recovery or deferred income tax expense, respectively. The Company’s consolidated income tax expense or income tax recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or income tax recovery differs from the amount that would have been recorded using the statutory income tax rate. As the Company operates in Ontario, it is subject to the combined Canadian federal and Ontario statutory rates of 26.5%.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	2026		2025
Three months ended June 30	(millions of dollars)	(percentage)	(millions of dollars)	(percentage)
Income before income tax expense	445		400
Income tax expense at statutory rate of 26.5% (2025 - 26.5%)	118	26.5%	106	26.5%

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(27)	(6.0)%	(22)	(5.6)%
Overheads capitalized for accounting but deducted for tax purposes	(12)	(2.7)%	(12)	(3.0)%
Interest capitalized for accounting but deducted for tax purposes	(11)	(2.5)%	(8)	(2.0)%
Pension and post-retirement benefit contributions in excess of pension expense	(1)	(0.2)%	(2)	(0.5)%
Other	—	—%	1	0.3%
Net temporary differences attributable to regulated business	(51)	(11.4)%	(43)	(10.8)%
Net permanent differences	2	0.4%	1	0.3%
Total income tax expense	69	15.5%	64	16.0%
1 Included in current period’s amount is the accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after 2024 and placed in-service before 2034, as re-introduced under Bill C-15, enacted in the first quarter of 2026.

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025

	2026		2025
Six months ended June 30	(millions of dollars)	(percentage)	(millions of dollars)	(percentage)
Income before income tax expense	883		834
Income tax expense at statutory rate of 26.5% (2025 - 26.5%)	234	26.5%	221	26.5%

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(76)	(8.5)%	(44)	(5.3)%
Overheads capitalized for accounting but deducted for tax purposes	(26)	(2.9)%	(24)	(2.9)%
Interest capitalized for accounting but deducted for tax purposes	(19)	(2.2)%	(17)	(2.0)%
Pension and post-retirement benefit contributions in excess of pension expense	(6)	(0.7)%	(3)	(0.4)%
Other	3	0.3%	(1)	(0.1)%
Net temporary differences attributable to regulated business	(124)	(14.0)%	(89)	(10.7)%
Net permanent differences	1	0.1%	1	0.1%
Total income tax expense	111	12.6%	133	15.9%
1 Included in current period’s amount is the accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after 2024 and placed in-service before 2034, as re-introduced under Bill C-15, enacted in the first quarter of 2026.
7.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	June 30, 2026	December 31, 2025
Accounts receivable - billed	518	459
Accounts receivable - unbilled	639	669
Accounts receivable, gross	1,157	1,128
Allowance for doubtful accounts	(63)	(57)
Accounts receivable, net	1,094	1,071
The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2026 and the year ended December 31, 2025:

As at (millions of dollars)	June 30, 2026	December 31, 2025
Allowance for doubtful accounts – beginning	(57)	(61)
Write-offs	7	23
Additions to allowance for doubtful accounts	(13)	(19)
Allowance for doubtful accounts – ending	(63)	(57)
8.     OTHER CURRENT ASSETS

As at (millions of dollars)	June 30, 2026	December 31, 2025
Prepaid expenses and other assets	133	87
Materials and supplies	30	29
Regulatory assets (Note 11)	15	10
	178	126
9.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	June 30, 2026	December 31, 2025
Property, plant and equipment	44,653	43,700
Less: accumulated depreciation	(15,319)	(14,973)
	29,334	28,727
Construction in progress	2,959	2,582
	32,293	31,309

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
10. INTANGIBLE ASSETS

As at (millions of dollars)	June 30, 2026	December 31, 2025
Intangible assets	1,591	1,585
Less: accumulated depreciation	(1,009)	(964)
	582	621
Development in progress	44	29
	626	650
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	June 30, 2026	December 31, 2025
Regulatory assets:
Deferred income tax regulatory asset	3,717	3,549
Broadband deferral	68	73
Post-retirement and post-employment benefits - non-service cost	49	49
Environmental	42	43
Incremental cloud computing implementation costs deferral	42	20
Getting Ontario Connected Act variance	40	39
Stock-based compensation	12	18
Distribution rate riders	—	26
Other	58	50
Total regulatory assets	4,028	3,867
Less: current portion	(15)	(10)
	4,013	3,857

Regulatory liabilities:
Pension benefit regulatory liability	680	610
Post-retirement and post-employment benefits	336	336
Retail settlement variance (RSVA)	271	242
Earnings sharing mechanism (ESM) deferral	209	310
External revenue variance	88	75
Tax rule changes variance	75	36
Other post-employment benefits (OPEB) asymmetrical carrying charge variance	56	49
Capitalized overhead tax variance	50	50
Asset removal costs cumulative variance	44	48
Pension cost differential variance	41	30
Distribution rate riders	36	—
Advanced Metering Infrastructure (AMI) 2.0 variance	29	29
Deferred income tax regulatory liability	11	9
Other	35	27
Total regulatory liabilities	1,961	1,851
Less: current portion	(102)	(230)
	1,859	1,621
Tax Rule Changes Variance
In the first quarter of 2026, federal budget measures enacted as part of Bill C – 15 included time-limited investment incentives permitting Hydro One to claim enhanced capital cost allowance of up to three times the first-year rate for eligible capital investments acquired after 2024 and placed in-service before 2034. Hydro One is required to refund the tax benefits related to the accelerated depreciation rules to ratepayers.

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
12.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	June 30, 2026	December 31, 2025
Deferred pension assets	680	610
Investments in associates[1]	212	261
Right-of-Use assets	63	42
Derivative asset (Note 16)	33	—
Other long-term assets	89	62
	1,077	975
1 On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments. In February 2026, a group of First Nation Partners exercised the right to acquire additional interest in EWT LP. Proceeds received from Hydro One’s partial sale of equity interest is approximately $30 million. Following the transaction, Hydro One’s ownership in EWT LP was diluted to 40%. Accordingly, the Company recognized a loss on dilution of $14 million.
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	June 30, 2026	December 31, 2025
Accrued liabilities	897	931
Unearned revenue	374	313
Accounts payable	313	358
Accrued interest	199	202
Regulatory liabilities (Note 11)	102	230
Lease obligations	11	14
Environmental liabilities	9	7
Derivative liabilities (Note 16)	1	4
	1,906	2,059
14.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	June 30, 2026	December 31, 2025
Post-retirement and post-employment benefit liability	1,686	1,654
Lease obligations	52	28
Asset retirement obligations	44	43
Environmental liabilities	33	37
Due to related parties	6	10
Other long-term liabilities	31	32
	1,852	1,804
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its commercial paper program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The commercial paper program is supported by the Company’s committed and unsecured revolving standby credit facilities totalling $3,650 million (Operating Credit Facilities). On June 1, 2026, Hydro One increased the committed amount under the Operating Credit Facilities by $600 million and the maturity date was extended from 2030 to 2031. As at June 30, 2026, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of borrowing based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. The obligation of each lender to extend credit under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
Long-Term Debt
The following table presents long-term debt outstanding as at June 30, 2026 and December 31, 2025:

As at (millions of dollars)	June 30, 2026	December 31, 2025
Hydro One long-term debt	19,540	18,620

Add: Net unamortized debt premiums	35	39
Less: Unamortized deferred debt issuance costs	(71)	(66)
Total long-term debt	19,504	18,593

Less: Long-term debt payable within one year	(425)	(925)
	19,079	17,668
As at June 30, 2026, long-term debt of $19,540 million (December 31, 2025 - $18,620 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program.
MTN Program
In March 2026, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which expires in April 2029.
No long-term debt was issued during the three and six months ended June 30, 2026 and 2025. During the three and six months ended June 30, 2026, $nil and $500 million of long-term debt was repaid (2025 - $350 million and $750 million).
U.S. Dollar Debt Securities
In August 2025, Hydro One filed a short form base shelf prospectus (HOI U.S. Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S., which expires in September 2027.
During the three and six months ended June 30, 2026, US$1,000 million senior notes were issued (2025 - US$nil). No U.S. dollar-denominated long-term debt was repaid during the same periods in 2026 and 2025. Concurrent with the issuance, Hydro One entered into fixed-for-fixed cross-currency swap agreements with a total principal notional amount of US$1,000 million to mitigate foreign currency risk associated with the U.S. dollar-denominated debt. These swaps were designated as cash flow hedges and convert the U.S. dollar-denominated principal and interest cash flows into fixed Canadian dollar-denominated cash flows.
Principal and Interest Payments
As at June 30, 2026, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	425	826	2.8
Year 2	750	822	4.9
Year 3	550	785	3.0
Year 4	1,350	757	4.4
Year 5	1,820	709	3.4
	4,895	3,899	3.8
Years 6-10	5,960	2,679	4.5
Thereafter	8,685	4,720	4.4
	19,540	11,298	4.3
16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
As at June 30, 2026 and December 31, 2025, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
Fair Value Measurements of Long-Term Debt
The carrying values and fair values of the Company’s long-term debt as at June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026		December 31, 2025
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	19,504	19,283	18,593	18,307
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
As at June 30, 2026 and December 31, 2025, Hydro One had no fair value hedges.
Cash Flow Hedges
As at June 30, 2026, Hydro One had the following instruments designated as cash flow hedges:
•$425 million pay-fixed, receive-floating interest-rate swap agreement, intended to offset the variability of interest rates between December 21, 2023 and September 21, 2026; and
•$1,375 million fixed-for-fixed cross-currency swaps, intended to mitigate the foreign currency risk related to the principal and interest of the U.S. dollar fixed rate bond, between May 26, 2026 and May 30, 2031.
As at June 30, 2026 and December 31, 2025, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities as at June 30, 2026 and December 31, 2025 is as follows:

As at June 30, 2026 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 12)
Cash flow hedges, including current portion	33	33	—	33	—
	33	33	—	33	—

Liabilities:
Long-term debt, including current portion	19,504	19,283	—	19,283	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	1	1	—	1	—
	19,505	19,284	—	19,284	—

As at December 31, 2025 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	18,593	18,307	—	18,307	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	4	4	—	4	—
	18,597	18,311	—	18,311	—
The fair value of the interest rate and cross-currency swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the six months ended June 30, 2026 or the year ended December 31, 2025.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company issues U.S. dollar-denominated long-term debt; however, the associated foreign exchange exposure is substantially mitigated through cross-currency swaps. Accordingly, the Company is not currently exposed to material foreign exchange risk. The Company is not currently exposed to material commodity price risk.

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate and foreign exchange risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing. The Company may utilize cross-currency swaps designated as cash flow hedges to manage its exposure to foreign exchange fluctuations, by converting U.S. dollar-denominated principal and interest cash flows into fixed Canadian dollar-denominated cash flows.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease to Hydro One’s net income for the three and six months ended June 30, 2026 and 2025, respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to net income or net loss in the same period during which the hedged transaction affects results of operations. The following table shows the amounts recorded in OCL and reclassified to financing charges for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2026	2025	2026	2025
Amounts recorded in OCL/OCI
Before tax loss (gain)	12	(1)	12	2
After tax loss (gain)	9	(1)	9	1
Amounts reclassified to financing charges
Before tax loss	1	1	3	2
After tax loss	1	—	2	1
This resulted in an accumulated other comprehensive loss (AOCL) of $10 million related to cash flow hedges as at June 30, 2026 (December 31, 2025 - $3 million).
The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is approximately $3 million. Actual amounts reclassified to results of operations depend on the interest rate in effect until the derivative contracts mature. The amounts reclassified to results of operations are also based on actual foreign exchange gains and losses recognized on the underlying hedged exposure. For all forecasted transactions, as at June 30, 2026, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately five years.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 17 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. As at June 30, 2026 and 2025, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. As at June 30, 2026 and 2025, there was no material accounts receivable balance due from any single customer.
As at June 30, 2026, the Company’s allowance for doubtful accounts was $63 million (December 31, 2025 - $57 million). The allowance for doubtful accounts reflects the Company's current expected credit loss for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. As at June 30, 2026, approximately 8% (December 31, 2025 - 7%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
reporting date. As at June 30, 2026 and 2025, Hydro One’s credit exposure for all derivative instruments and applicable payables was with four (2025 - one) financial institutions with investment grade credit ratings as counterparties.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
In March 2026, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which expires in April 2029.
On August 18, 2025, Hydro One filed the HOI U.S. Debt Shelf Prospectus, which allows Hydro One to offer, from time to time in one or more public offerings, U.S. debt securities, during the 25-month period ending on September 18, 2027.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit (recovery) costs for the three and six months ended June 30, 2026 and 2025:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30 (millions of dollars)	2026	2025	2026	2025
Current service cost	38	37	16	15
Interest cost	112	103	22	20
Expected return on plan assets, net of expenses[1]	(169)	(166)	—	—
Amortization of prior service (credit) cost	(1)	(1)	3	2
Amortization of actuarial (gains)	—	(4)	(3)	(4)
Net periodic benefit (recovery) costs	(20)	(31)	38	33

Charged to results of operations[2]	4	4	26	24

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30 (millions of dollars)	2026	2025	2026	2025
Current service cost	76	74	32	30
Interest cost	224	206	45	39
Expected return on plan assets, net of expenses[1]	(338)	(332)	—	—
Amortization of prior service (credit) cost	(2)	(2)	6	4
Amortization of actuarial (gains)	—	(8)	(6)	(8)
Net periodic benefit (recovery) costs	(40)	(62)	77	65

Charged to results of operations[2]	7	10	51	46
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2026 is 7.20% (2025 - 7.20%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and six months ended June 30, 2026, pension costs of $15 million (2025 - $15 million) and $30 million (2025 - $35 million), respectively, were attributed to labour, of which $4 million (2025 - $4 million) and $7 million (2025 - $10 million), respectively was charged to operations, and $11 million (2025 - $11 million) and $23 million (2025 - $25 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. As at June 30, 2026 and December 31, 2025, the Company had 142,239 common shares issued and outstanding.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at June 30, 2026 and December 31, 2025, the Company had no preferred shares issued and outstanding.
19.     DIVIDENDS
During the three months ended June 30, 2026, common share dividends in the amount of $211 million (2025 - $207 million) were declared and paid.
During the six months ended June 30, 2026, common share dividends in the amount of $410 million (2025 - $394 million) were declared and paid. See Note 28 - Subsequent Events for dividends declared subsequent to June 30, 2026.
20.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to the common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three and six months ended June 30, 2026 and 2025 were 142,239. There were no dilutive securities during the three and six months ended June 30, 2026 and 2025.
21.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and six months ended June 30, 2026 and 2025 is presented below:

	Three months ended June 30		Six months ended June 30
(number of share grants)	2026	2025	2026	2025
Share grants outstanding - beginning	1,006,377	1,381,577	1,006,377	1,381,577
Granted	—	114	—	114
Vested and issued[1]	(309,041)	(330,302)	(309,041)	(330,302)
Share grants outstanding - ending	697,336	1,051,389	697,336	1,051,389
1 During the three and six months ended June 30, 2026, Hydro One Limited issued 309,041 (2025 - 330,302) common shares from treasury to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Hydro One Limited Directors' DSU Plan during the three and six months ended June 30, 2026 and 2025 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2026	2025	2026	2025
DSUs outstanding - beginning	107,206	113,198	102,256	107,296
Granted	4,956	5,315	9,906	11,217
Settled	—	(15,977)	—	(15,977)
DSUs outstanding - ending	112,162	102,536	112,162	102,536
As at June 30, 2026, a liability of $7 million (December 31, 2025 - $6 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $58.50 (December 31, 2025 - $54.64). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Hydro One Limited Management DSU Plan during the three and six months ended June 30, 2026 and 2025 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2026	2025	2026	2025
DSUs outstanding - beginning	50,461	98,261	80,404	85,690
Granted	269	589	13,602	13,160
Paid	(7,586)	(11,425)	(50,862)	(11,425)
DSUs outstanding - ending	43,144	87,425	43,144	87,425

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
As at June 30, 2026, a liability of $2 million (December 31, 2025 - $4 million) related to Management DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $58.50 (December 31, 2025 - $54.64). This liability is included in other long-term liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the Hydro One Limited LTIP during the three and six months ended June 30, 2026 and 2025 is presented below:

	PSUs		RSUs
Three months ended June 30 (number of units)	2026	2025	2026	2025
Units outstanding - beginning	524,109	424,498	383,696	419,122
Granted	—	2,937	3,615	6,596
Forfeited	(4,862)	(10,174)	(7,712)	(15,290)
Vested	—	—	(3,771)	(5,051)
Units outstanding - ending	519,247	417,261	375,828	405,377

	PSUs		RSUs
Six months ended June 30 (number of units)	2026	2025	2026	2025
Units outstanding - beginning	394,191	283,106	368,838	304,393
Granted	129,918	168,719	135,782	133,304
Forfeited	(4,862)	(27,380)	(8,425)	(24,200)
Vested	—	(7,184)	(120,367)	(8,120)
Units outstanding - ending	519,247	417,261	375,828	405,377
The total grant date fair value of the awards granted during the three and six months ended June 30, 2026 was $nil and $15 million, respectively (2025 – $1 million and $14 million, respectively). The compensation expense related to these awards during the three and six months ended June 30, 2026 was $4 million and $8 million, respectively (2025 – $5 million and $8 million, respectively).
22.    NONCONTROLLING INTEREST
CLLP
On January 2, 2026, Hydro One Networks sold to Walpole Island First Nation an approximate 10% equity interest in CLLP for total consideration of approximately $8 million. Following the completion of the transaction, Hydro One Networks’ equity interest in CLLP was reduced to 70%. On February 2, 2026, Aamjiwnaang First Nation and Chippewas of Kettle & Stony Point First Nation collectively purchased an approximate 20% equity interest in CLLP through an equally-owned Limited Partnership for total consideration of approximately $16 million. Following the completion of the transaction, Hydro One Networks’ equity interest in CLLP was reduced to 50%.

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
23.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.1% (2025 - 47.1%) ownership as at June 30, 2026. The Ministry of Energy and Mines (Ministry) and the Ministry of Infrastructure (MOI) are related parties to Hydro One because they are controlled by the Province. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, and Acronym Solutions Inc. (Acronym) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry or by Hydro One Limited. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2026 and 2025:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2026	2025	2026	2025
Ministry	Broadband subsidy[1,2]	17	—	27	—
MOI	Broadband subsidy[1,2]	—	6	—	19
IESO	Power purchased	625	456	1,754	1,374
	Revenues for transmission services	660	613	1,319	1,234
	Amounts related to electricity rebates	376	233	826	508
	Distribution revenues related to rural rate protection	64	64	127	127
	Distribution revenues related to Wataynikaneyap Power LP	25	33	50	66
	Distribution revenues related to supply of electricity to remote northern communities	13	13	26	25
	Funding received related to Conservation and Demand Management programs	—	—	1	—
OPG	Power purchased	3	3	20	14
	Transmission revenues related to provision of services and supply of electricity	1	—	1	1
	Distribution revenues related to provision of services and supply of electricity	1	1	4	4
	Capital contribution received from OPG	5	6	7	16
	Costs related to the purchase of services	—	1	—	1
OEFC	Power purchased from power contracts administered by the OEFC	—	—	2	1
OEB	OEB fees	4	3	8	6
Hydro One Limited	Dividends paid	211	207	410	394
	Cost recovery for services provided	3	3	6	6
	Stock-based compensation costs	1	2	3	3
Acronym	Services received – costs incurred	8	7	15	14
	Revenues for services provided	1	1	1	1
1 During 2025, Ministry replaced MOI in making broadband subsidy payments to Hydro One.
2 On October 31, 2024, the MOI announced that it has developed a program to deliver up to $400 million in subsidies to internet service providers for work associated with designated broadband projects. Effective April 2026, this was increased by the Ministry to up to $482 million.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances as at period end from external related parties are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2026	2025	2026	2025
Accounts receivable (Note 7)	1	24	(23)	(66)
Due from related parties	(35)	(41)	(20)	(63)
Materials and supplies (Note 8)	(3)	(1)	(1)	(1)
Prepaid expenses and other assets (Note 8)	(9)	3	(46)	(2)
Other long-term assets	(19)	(7)	(25)	(15)
Accounts payable (Note 13)	1	28	(45)	11
Accrued liabilities	81	48	(7)	103
Unearned revenue (Note 13)	52	29	61	(1)
Due to related parties	(121)	(102)	(268)	(188)
Accrued interest (Note 13)	7	1	(3)	1
Long-term accounts payable and other long-term liabilities (Note 14)	1	(1)	(1)	—
Post-retirement and post-employment benefit liability	16	8	32	29
	(28)	(11)	(346)	(192)
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and six months ended June 30, 2026 and 2025. The reconciling items include net change in accruals, transfers, and capitalized depreciation.

	Three months ended June 30, 2026			Six months ended June 30, 2026
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(793)	(15)	(808)	(1,496)	(25)	(1,521)
Reconciling items	137	—	137	154	(1)	153
Cash outflow for capital expenditures	(656)	(15)	(671)	(1,342)	(26)	(1,368)

	Three months ended June 30, 2025			Six months ended June 30, 2025
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(901)	(9)	(910)	(1,615)	(26)	(1,641)
Reconciling items	118	1	119	214	(3)	211
Cash outflow for capital expenditures	(783)	(8)	(791)	(1,401)	(29)	(1,430)
Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2026	2025	2026	2025
Net interest paid	197	181	398	355
Income taxes paid	30	10	165	22
25.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
26.     COMMITMENTS
A summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter are as follows:

As at June 30, 2026 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	51	39	5	—	—	16

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at June 30, 2026 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	3,650	—
Letters of credit[2]	175	—	—	—	—	—
Guarantees[3]	475	—	—	—	—	—
1 On June 1, 2026, the maturity date for the Operating Credit Facilities was extended to June 1, 2031.
2 Letters of credit consist of $166 million letters of credit related to retirement compensation arrangements, a $2 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
27.    SEGMENTED REPORTING
The Company has three reportable segments: Transmission, Distribution, and Other. The composition of these segments is described in Note 1 to the consolidated financial statements.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and evaluate the performance of each of the segments. Hydro One’s CODM consists of its Chief Executive Officer and certain members of the executive leadership team. The CODM evaluates segment performance based on income before financing charges, equity income, and income tax expense from continuing operations (excluding certain allocated corporate governance costs) (EBIT). The CODM considers the key components of EBIT to understand the variances to prior period on a quarterly basis and measures them against the Company’s budget and forecast across each of the three segments on a monthly basis in order to properly allocate resources between and within the operating segments.

Three months ended June 30, 2026 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	668	1,619	—	2,287
Purchased power	—	1,071	—	1,071
Operation, maintenance and administration	140	170	7	317
Depreciation, amortization and asset removal costs	146	131	—	277
Income (loss) before financing charges, equity income (loss), and income tax expense	382	247	(7)	622

Capital investments	447	361	—	808

Three months ended June 30, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	622	1,434	—	2,056
Purchased power	—	899	—	899
Operation, maintenance and administration	134	164	9	307
Depreciation, amortization and asset removal costs	139	146	—	285
Income (loss) before financing charges, equity income (loss), and income tax expense	349	225	(9)	565

Capital investments	490	420	—	910

Six months ended June 30, 2026 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,332	3,589	—	4,921
Purchased power	—	2,495	—	2,495
Operation, maintenance and administration	277	343	14	634
Depreciation, amortization and asset removal costs	289	258	—	547
Income (loss) before financing charges, equity income (loss), and income tax expense	766	493	(14)	1,245

Capital investments	878	643	—	1,521

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2026 and 2025

Six months ended June 30, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,258	3,195	—	4,453
Purchased power	—	2,119	—	2,119
Operation, maintenance and administration	267	346	14	627
Depreciation, amortization and asset removal costs	278	268	—	546
Income (loss) before financing charges, equity income (loss), and income tax expense	713	462	(14)	1,161

Capital investments	949	692	—	1,641
Total Assets by Segment:

As at (millions of dollars)	June 30, 2026	December 31, 2025
Transmission	24,433	23,585
Distribution	15,659	15,139
Other	877	848
Total assets	40,969	39,572
Total Goodwill by Segment:

As at (millions of dollars)	June 30, 2026	December 31, 2025
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
28.     SUBSEQUENT EVENTS
Dividends
On August 11, 2026, common share dividends of $210 million were declared.

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